JM

Johnson Matthey

02049456

Robert M. Talley
Vice President, General Counsel
and Secretary

August 8, 2002

SUPPL

RECEIVED
AUG 1 6 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 180

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0018 0738 8285

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Dealings By Directors**	**2 August 2002**
2.	**Dealings By Directors**	**18 July 2002**
3.	**Chairman's Statement at Johnson Matthey's AGM**	**16 July 2002**
4.	**Johnson Matthey Announces Retirement of Director**	**16 July 2002**
5.	**Dealings By Directors**	**20 June 2002**

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosure
cc: S. A. Farrant (w/o encl.)

O:\LG\S\SEC\4-SEC.doc

NORTH AMERICAN CORPORATE
460 East Swedesford Road, Wayne PA 19087-1880 TEL: (610) 971-3131, FAX: (610) 971-3022

JOHNSON MATTHEY PLC
DEALINGS BY DIRECTORS

AVS 06 22 01

1.	**Name of Company**	Johnson Matthey plc	
2.	**Name of Director**	C R N Clark N A P Carson D W Morgan J N Sheldrick D G Titcombe	
3.	**Person with Holding(s)**	as in 2 above	
4.	**Registered Holder(s)**	n/a	
5.	**Connected Person(s)**	n/a	
6.	**Nature & Extent of transaction**	Vesting and sale of shares under the Johnson Matthey Long Term Incentive Plan (LTIP)	
7.	**Number of Shares allocated**	C R N Clark N A P Carson D W Morgan J N Sheldrick D G Titcombe	74,830 27,211 26,361 41,531 43,418
8.	**Percentage of Issued Class**	0.1%	
9.	**Number of Shares/Amount of Stock Disposed**	C R N Clark N A P Carson D W Morgan J N Sheldrick D G Titcombe	29,932 10,884 10,544 16,612 17,367
10.	**Percentage of Issued Class**	0.04%	
11.	**Class of Security**	Ordinary £1 shares	
12.	**LTIP Award Price**	C R N Clark N A P Carson D W Morgan J N Sheldrick D G Titcombe	74,830 @ 588.00p 27,211 @ 588.00p 26,361 @ 588.00p 41,531 @ 588.00p 43,418 @ 588.00p
	LTIP Sale Price	C R N Clark N A P Carson D W Morgan J N Sheldrick D G Titcombe	29,932 @ 871.75p 10,884 @ 871.75p 10,544 @ 871.75p 16,612 @ 871.75p 17,367 @ 871.75p
13.	**Date of Transaction**	2 August 2002	
14.	**Date Company Informed**	2 August 2002	
15.	**Total Interest following this notification:**		

	Shares	LTIP allocations
C R N Clark	65,407	188,6
N A P Carson	18,762	48,507
D W Morgan	17,448	46,500
J N Sheldrick	34,205	71,208
D G Titcombe	38,249	74,784

16. **Total Percentage interest of Issued Class following this Notification** 0.06%

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick
D G Titcombe

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan.

Number of shares/amount of stock acquired

C R N Clark	42
N A P Carson	42
D W Morgan	42
J N Sheldrick	42
D G Titcombe	42

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£8.95

Date of transaction
17 July 2002

Date company informed
18 July 2002

Total holding following this notification

C R N Clark	20,509
N A P Carson	20,047
D W Morgan	18,733
J N Sheldrick	66,525
D G Titcombe	33,314

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 18 July 2002


Johnson Matthey News

16 July 2002

Chairman's Statement at Johnson Matthey's AGM

Commenting on current trading at today's Annual General Meeting, Michael Miles, Chairman of Johnson Matthey, said:

"Johnson Matthey has made a good start to the new financial year with profit before tax, exceptional items and goodwill amortisation for the first quarter ahead of last year.

Catalysts & Chemicals Division continues to deliver good growth with our autocatalyst business benefiting from the worldwide introduction of the group's precision coating technology. Our commitment to R&D has ensured a stream of new products which enable Johnson Matthey to offer customers the most cost efficient emission controls systems in the industry.

Precious Metals Division's profits were below last year reflecting lower average prices for Platinum and Palladium compared with the high levels seen in the first quarter of 2001/02.

Colours & Coatings Division's profitability has improved since the latter half of 2001/02 as the benefits of the rationalisation programme announced in January have started to come through.

Pharmaceutical Materials Division achieved strong growth benefiting from good sales of the new products launched at the end of last year and good contributions from Macfarlan Smith and Pharm-Eco which were acquired in the first half of 2001/02.

Both Catalysts & Chemicals and Pharmaceutical Materials are well placed to deliver further growth this year."

Enquiries:

Johnson Matthey

Chris Clark
Chief Executive
020 7269 8435

John Sheldrick
Group Finance Director
020 7269 8438

Gavin Anderson & Co

Howard Lee
020 7554 1400

Johnson Matthey Announces Retirement of Director

Johnson Matthey Plc announces that Mr Harry Fitzgibbons retired as a non-executive director of the company after the Annual General Meeting on 16 July 2002. Mr Fitzgibbons joined the board in May 1990.

16th July 2002

Enquiries: Ian Godwin, Group Corporate Communications Manager 020 7269 8410

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick
D G Titcombe

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan.

Number of shares/amount of stock acquired

C R N Clark	36
N A P Carson	36
D W Morgan	36
J N Sheldrick	36
D G Titcombe	36

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£10.42

Date of transaction
19 June 2002

Date company informed
20 June 2002

Total holding following this notification

C R N Clark	20,467
N A P Carson	20,005
D W Morgan	18,691
J N Sheldrick	66,483
D G Titcombe	33,272

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 20 June 2002